August 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Ansart

Re:	Otonomy, Inc.
Registration Statement on Form S-3
File No. 333-258465

Acceleration Request
Requested Date: August 18, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Otonomy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-258465) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

* * * *

Sincerely,
Otonomy, Inc.

/s/ David A. Weber, Ph.D.
David A. Weber, Ph.D.
President and Chief Executive Officer

cc:	Paul E. Cayer, Chief Financial & Business Officer

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.